August 21, 2024

Claude Maraoui
Chief Executive Officer
Journey Medical Corporation
9237 E Via de Ventura Blvd, Suite 105
Scottsdale, AZ 85258

       Re: Journey Medical Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 29, 2024
           File No. 001-41063
Dear Claude Maraoui:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K
Item 1C. Cybersecurity
Cybersecurity Governance, page 61

1. We note that leaders from your information security, compliance and legal team oversee cybersecurity risk management. Please revise future filings to provide the relevant expertise of such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item 106(c)(2)(i) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675
with any other questions.
 August 21, 2024
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                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences
cc:   Rakesh Gopalan, Esq.